                                                                    Exhibit 12.1

                            Marathon Oil Corporation
           Computation of Ratio of Earnings to Combined Fixed Charges
                          and Preferred Stock Dividends
                        TOTAL ENTERPRISE BASIS--Unaudited
                        Including Discontinued Operations

                              (Dollars in Millions)


                                 Six Months
                                   Ended
                                  June 30              Year Ended December 31
                              --------------  --------------------------------------
                               2002    2001    2001    2000    1999    1998    1997
                              ------  ------  ------  ------  ------  ------  ------
Portion of rentals
representing interest         $  30   $  25 $    54  $   52  $   49  $   53  $   35
Capitalized interest,
 including discontinued
 operations                       7      13      27      19      26      46      31
Other interest and
 fixed charges, including
 discontinued operations        144     120     349     375     365     318     352
Pretax earnings which
 would be required to
 cover preferred stock
 dividend requirements
 of parent                        -       6      12      12      14      15      20
                             ------  ------  ------  ------  ------  ------  ------
Combined fixed charges and
 preferred stock
 dividends (A)               $  181  $  164  $  442  $  458  $  454  $  432  $  438
                             ======  ======  ======  ======  ======  ======  ======
Earnings-pretax income with
 applicable adjustments (B). $  659  $2,217  $3,213  $1,809  $1,866  $1,087  $1,067
                             ======  ======  ======  ======  ======  ======  ======

Ratio of (B) to (A)            3.64   13.56    7.26    3.95    4.11    2.51    2.43
                             ======  ======  ======  ======  ======  ======  ======

